     THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1995

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)



                              OWENS-ILLINOIS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  690768-40-3
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages.
                          Exhibit Index is on Page 9.

                                 SCHEDULE 13G

CUSIP No. 690768-40-3
- -------------------------------------------------------------------------------

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

             OII ASSOCIATES, L.P.

- -------------------------------------------------------------------------------

 2.     Check the Appropriate Box if a Member of a Group                (a) /_/
                                                                        (b) /x/

- -------------------------------------------------------------------------------

 3.     SEC Use Only

- -------------------------------------------------------------------------------

 4.     Citizenship or Place of Organization

             DELAWARE

- -------------------------------------------------------------------------------

                5.    Sole Voting Power

                            34,920,000

             ------------------------------------------------------------------

                6.    Shared Voting Power
Number of
Shares                      -0-
Beneficially
Owned By
Each         ------------------------------------------------------------------
Reporting
Person          7.    Sole Dispositive Power
With
                            34,920,000

             ------------------------------------------------------------------

                8.    Shared Dispositive Power

                            -0-

- -------------------------------------------------------------------------------

 9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             34,920,000

- -------------------------------------------------------------------------------

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                             /_/

- -------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

             29.3%

- -------------------------------------------------------------------------------

12.    Type of Reporting Person

             PN

- -------------------------------------------------------------------------------


                               Page 2 of 9 pages.

                                 SCHEDULE 13G

CUSIP No. 690768-40-3
- -------------------------------------------------------------------------------

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

             KKR PARTNERS II, L.P.

- -------------------------------------------------------------------------------

 2.     Check the Appropriate Box if a Member of a Group                (a) /_/
                                                                        (b) /x/

- -------------------------------------------------------------------------------

 3.     SEC Use Only

- -------------------------------------------------------------------------------

 4.     Citizenship or Place of Organization

             DELAWARE

- -------------------------------------------------------------------------------

                5.    Sole Voting Power

                            848,600

             ------------------------------------------------------------------

                6.    Shared Voting Power
Number of
Shares                      -0-
Beneficially
Owned By
Each         ------------------------------------------------------------------
Reporting
Person          7.    Sole Dispositive Power
With
                           848,600

             ------------------------------------------------------------------

                8.    Shared Dispositive Power

                            -0-

- -------------------------------------------------------------------------------

 9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             848,600

- -------------------------------------------------------------------------------

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                             /_/

- -------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

             0.7%

- -------------------------------------------------------------------------------

12.    Type of Reporting Person

             PN

- -------------------------------------------------------------------------------


                               Page 3 of 9 pages.

                                 SCHEDULE 13G

CUSIP No. 690768-40-3
- -------------------------------------------------------------------------------

 1.     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Persons

             OII ASSOCIATES II, L.P.

- -------------------------------------------------------------------------------

 2.     Check the Appropriate Box if a Member of a Group                (a) /_/
                                                                        (b) /x/

- -------------------------------------------------------------------------------

 3.     SEC Use Only

- -------------------------------------------------------------------------------

 4.     Citizenship or Place of Organization

             DELAWARE

- -------------------------------------------------------------------------------

                5.    Sole Voting Power

                            231,400

             ------------------------------------------------------------------

                6.    Shared Voting Power
Number of
Shares                      -0-
Beneficially
Owned By
Each         ------------------------------------------------------------------
Reporting
Person          7.    Sole Dispositive Power
With
                            231,400

             ------------------------------------------------------------------

                8.    Shared Dispositive Power

                            -0-

- -------------------------------------------------------------------------------

 9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             231,400

- -------------------------------------------------------------------------------

10.     Check Box if the Aggregate Amount in Row (9)
        Excludes Certain Shares                                             /_/

- -------------------------------------------------------------------------------

11.     Percent of Class Represented by Amount in Row (9)

             0.2%

- -------------------------------------------------------------------------------

12.    Type of Reporting Person

             PN

- -------------------------------------------------------------------------------


                               Page 4 of 9 pages.

          Pursuant to the recently adopted electronic filing requirements of the Securities and Exchange Commission (the "Commission"), this document is a conforming electronic copy of the Schedule 13G filed with the Commission in paper format on February 14, 1995.

ITEM 1.

     (A)  NAME OF ISSUER:

               Owens-Illinois, Inc.

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               One SeaGate
               Toledo, Ohio 43666

ITEM 2.

     (A)  NAME OF PERSONS FILING:

               OII Associates, L.P.
               KKR Partners II, L.P.
               OII Associates II, L.P.

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

     (C)  CITIZENSHIP:

               OII Associates, L.P. -- Delaware
               KKR Partners II, L.P. -- Delaware
               OII Associates II, L.P. -- Delaware

     (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

     (E)  CUSIP NUMBER:

               690768-40-3

ITEM 3.   Not applicable


                               Page 5 of 9 pages.

ITEM 4.   OWNERSHIP
     (A)  AMOUNT BENEFICIALLY OWNED:

               KKR Associates, a New York limited partnership, is the sole general partner of OII Associates, L.P., a Delaware limited partnership, OII Associates II, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of Owens-Illinois, Inc. common stock beneficially owned by OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. OII Associates, L.P. is the record owner of 34,920,000 shares of common stock of Owens-Illinois, Inc. OII Associates II, L.P. is the record owner of 231,400 shares of common stock of Owens-Illinois, Inc. KKR Partners II, L.P. is the record owner of 848,600 shares of common stock of Owens-Illinois, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Michael T. Tokarz and, beginning as of January 1, 1995, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership.

     (B)  PERCENT OF CLASS:

               See Item 11 of each cover page.

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or direct the vote:

                    See Item 5 of each cover page.

          (ii) Shared power to vote or to direct the vote:

                    See Item 6 of each cover page.

          (iii)  Sole power to dispose or to direct the disposition of:

                    See Item 7 of each cover page.

          (iv) Shared power to dispose or to direct the disposition of:

                    See Item 8 of each cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          See Item 4 above.

                               Page 6 of 9 pages.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. are Delaware limited partnerships, the sole general partner of each of which is KKR Associates, a New York limited partnership. As the sole general partner of each of OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P., KKR Associates may be deemed to be the beneficial owner of the securities held by such limited partnerships. OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. may be deemed to be a group in relation to their respective investments in Owens-Illinois, Inc. OII Associates, L.P., OII Associates II, L.P. and KKR Partners II, L.P. do not affirm the existence of a group.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

                               Page 7 of 9 pages.

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1995


                              OII ASSOCIATES, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By: /s/ Michael W. Michelson
                                        ------------------------
                                        Name:  Michael W. Michelson
                                        Title:  General Partner


                              OII ASSOCIATES II, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By: /s/ Michael W. Michelson
                                        ------------------------
                                        Name:  Michael W. Michelson
                                        Title:  General Partner


                              KKR PARTNERS II, L.P.

                              By:   KKR ASSOCIATES
                              Its:  General Partner



                                    By: /s/ Michael W. Michelson
                                        ------------------------
                                        Name:  Michael W. Michelson
                                        Title:  General Partner

                               Page 8 of 9 pages.

                                    EXHIBITS


Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statements on Schedule 13G of OII Associates, L.P., KKR Partners II, L.P. and OII Associates II, L.P. filed on February 14,
            1992).

                               Page 9 of 9 pages.